Exhibit 8.1

SUBSIDIARIES OF GILAT SATELLITE NETWORKS LTD.

Gilat Satellite Networks Ltd. has the following significant wholly owned subsidiaries:

Gilat Satellite Networks (Holland) B.V.	Netherlands
Wavestream Corporation (Asia) Pte. Ltd.	Singapore
Gilat to Home Peru S.A	Peru
Gilat do Brazil Ltda.	Brazil
Gilat Satellite Networks (Mexico) S.A. de C.V.	Mexico
Wavestream Corporation	USA/Delaware
Gilat Networks Peru S.A.	Peru
Gilat Satellite Networks Australia Pty Ltd	Australia
Gilat Satellite Networks (Eurasia) Limited Liability Company	Russia
Gilat Satellite Networks MDC (Moldova)	Moldova
Raysat Bulgaria EOOD	Bulgaria
Gilat Satellite Communication Technology (Beijing) Ltd.	China
Gilat Satellite Networks (Philippines) Inc.	Philippines